UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:  March 2007                                               File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

News Release dated February 26, 2007

2.

News Release dated March 4, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated: March 14, 2007	Signed: Joanne Freeze Joanne Freeze, Director

1.

NEWS RELEASE

DNT: TSX

Release No. 201

509 METERS OF 0.79% COPPER AT CANARIACO NORTE, PERU

Vancouver, British Columbia, February 26th, 2007. Candente Resource Corp. (DNT:TSX) (“Candente”) is pleased to report that two additional deep drill holes have intersected higher grades at Canariaco Norte Copper Project in Northern Peru. Hole 06-076 intersected 43 meters (m) of 1.46% copper (Cu) and 102 m of 1.10% Cu within 509 m of 0.79% Cu. Hole 06-074 intersected approximately 1% Cu over 3 sections within 467 m of 0.51% Cu.

Hole No.	From (m)	To (m)	Interval Metres Feet		Copper Grade (%)
06-074	0	34	34	112	Leach Cap
	34	501*	467	1532	0.51
includes	34	55	21	69	1.14
includes	251	270	19	62	0.98
includes	378	394	16	52	0.98
06-076	0	35	35	115	Leach Cap
	35	544*	509	1670	0.79
includes	35	78	43	141	1.46
includes	116	126	10	33	1.01
includes	261	363	102	335	1.10

* End of Hole

Complete results, maps, cross-sections and all reports can be viewed at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Sampling and analytical procedures conform to NI 43-101 standards and are detailed in a previous Candente news release dated September 16, 2004. All samples were submitted to Actlabs in Lima, Peru. Robert van Egmond, P.Geo., Manager Exploration Peru and David Stone, P.Eng., of MineFill Services, Inc. are the Qualified Persons as defined by NI 43-101 for the project discussed above and have read and approved the contents of this release.

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Joanne Freeze at: (604) 689-1957 or toll free 1-877-689-1964; or

info@candente.com

www.candente.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection

NEWS RELEASE

DNT: TSX

Release No. 202

COPPER RESOURCE INCREASED TO 8.1 BILLION POUNDS COPPER AT CAMARIACO NORTE, PERU

Vancouver, British Columbia, March 4th, 2007. Candente Resource Corp. (DNT:TSX) is very pleased to report that an updated independent mineral resource estimate has been completed on the Canariaco Norte Zone of the Canariaco property, Northern Peru. The report estimates a resource of 820 million tonnes (MT) grading 0.45% copper at a cut-off grade of 0.30% copper. Measured and Indicated resource categories make up 78% of the 820 MT. Contained metal in the 820 MT equals 8.1 billion (B) pounds (lb) of copper.

Within the 820 MT, a Starter Pit of 107 MT grading 0.60% Cu has been delineated with a strip ratio of 1.4 to 1. A total of 97% of the 107 MT is in the Measured and Indicated categories. Contained metal in the Starter Pit equals 1.4 B lb Copper.

The new resource is based on all drilling results as of December 2006, which include 82 holes drilled by Candente. As of March 1, 2007 a total of 101 holes have been drilled by Candente on the deposit. Drilling continues to both expand the size of the deposit laterally and vertically and move Inferred resources into the Indicated and Measured categories.

DECEMBER 2006 UPDATED RESOURCE

Total Tonnes (Million)	Copper Grade (% Cu)	Contained Copper (Billion lbs)	Measured Tonnes (Million)	Indicated Tonnes (Million)	Inferred Tonnes (Million)	Highly Leachable* Copper (% of Deposit)	Cut- off Grade (% Cu)
219	0.61	2.9	92	94	33	48.5	0.5
474	0.52	5.4	170	223	81	44.4	0.4
820	0.45	8.1	255	388	177	43.3	0.3
1,177	0.39	10.1	320	540	317	41.2	0.2
			STARTER	PIT
			Within the	820 MT
107	0.60	1.4	65	39	3	60.9	0.28

*Highly leachable copper (chalcocite and oxide copper)

This increase from 489 to 820 MT in the resource is expected to greatly enhance the cash flow analyses from the Preliminary Assessment and Economic Study (PAEE) completed in June 2006. At that time NPV’s for the project varied from $109M to $707M using copper prices from $1.25 to $2.50 per lb and a discount rate of 10%. A new PAEE is now in progress based on the new resource.

Highly leachable copper (chalcocite and oxide copper) makes up approximately 43% of the total contained copper in the Canariaco Norte deposit. Distinct zones of highly leachable copper appear both at the top of the deposit near surface, as well as at depth. The Feasibility Study will begin this month and will address the economics of an SX-EW copper operation at Canariaco and is initially focused on the 107 MT Starter Pit for quick pay back of capital costs. The Feasibility Study will also address the economics associated with the entire known deposit and determine whether the operation should continue with only leaching or add components for conventional milling once payback has been achieved.

The mineral resource estimate is based on assay results from 26,019 meters of drill core from a total of 28,928 meters drilled in 93 holes of which 82 were drilled by Candente in during 2004, 2005 and 2006. 11 holes were drilled in 1973, 1995 and 1999 by Ingemmet, Placer Dome and Billiton. Drill spacings vary from 50 to 225 metres. Independent engineer, Dr. David M. Stone, P.Eng., of MineFill Services, Inc., and a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 4th, 2007. The resource estimate is classified as a Measured, Indicated and Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101. This estimate will be filed in a Technical Report, compliant with NI 43-101 on SEDAR within 45 days. Mineral resources, which are not mineral reserves, have not demonstrated economic viability. Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

One half of the split core was collected by Candente's Peruvian geologists in accordance with industry standards and submitted to Actlabs in Lima, Peru for copper. Copper was analyzed by a four acid leach process on a 50 g split to give values for total copper, acid soluble copper, cyanide soluble copper and residual sulphide copper. Pulps from some of the same samples were sent to Actlabs laboratory in Ancaster, Ontario, Canada and analysed for an additional 36 elements (including silver) using Inductively Coupled Plasma (ICP). Gold analyses on these same samples was carried out by Actlabs, Lima using Fire Assay Fusion and Atomic Absorption Spectrometry (AAS) method on a 50g split. Five percent of all core samples were also sent to a second laboratory for check assays of total copper and total gold. Quality Assurance and Quality Control (QA/QC), including the use of sample standards, blanks and duplicates as well as chain of custody was monitored by Candente Exploration Manager, Robert van Egmond, P. Geo., and reviewed by the Qualified Person.

Maps, cross-sections and data can be viewed at: http://www.candente.com/s/PeruProjects_Canariaco.asp

Candente is a diversified exploration company with copper, gold, silver, and zinc projects in Peru and Mexico. Candente subscribes to principles, which ensure that its exploration and development activities are beneficial to the local communities.

For further information please contact Thomas R. Rinaldi or Joanne Freeze at: (604) 689-1957 or toll free 1-877-689-1964; or

 info@candente.com

www.candente.com.

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Candente relies upon litigation protection for forward-looking statements.